APACHE CORPORATION
One Post Oak Central
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400
713-296-6000
June 29, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4628
Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

	Re:	Apache Corporation
Registration Statement on Form S-4
File No. 333-166964
Filed May 19, 2010
Ladies and Gentlemen:
     Set forth below are the responses of Apache Corporation, a Delaware corporation (“we” or the “Company"), to comments received by the staff of the Division of Corporate Finance (the “Staff") of the Securities and Exchange Commission (the “Commission") by letter dated June 18, 2010, with respect to the Company’s Registration Statement on Form S-4, File No. 333-166964 (the “Registration Statement"), filed with the Commission on May 19, 2010.
     Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1"). For your convenience, we have hand delivered five copies of this letter, as well as five copies of Amendment No. 1 marked to show all changes since the filing of the Registration Statement.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 1, unless otherwise indicated.
General
1.	Please file all omitted exhibits, including the opinions of counsel regarding legal and tax matters. Note that you will need to allow time for our review once you file all these documents.
Response:	In response to Comment 1, all previously omitted exhibits have been filed with Amendment No. 1 to the Registration Statement, and the exhibit index has been revised accordingly.

Cover Page
2.	We note that the consideration received by Mariner Energy shareholders is subject to a proration feature. Please explain the proration feature on the cover page. In addition, include a similar discussion in the questions and answers section entitled “What I will receive in the merger?”
Response:	In response to Comment 2, additional disclosure has been provided on the cover page and in the questions and answers section titled “What will I receive in the merger?” on page 1 of the Registration Statement.
What will happen to Mariner’s stock options and restricted stock in the merger?, page 2
3.	Please disclose that forty percent of each outstanding award of Performance-Based Restricted Stock will vest solely as the result of the merger agreement, and that there would have been no payout under the performance plan in the absence of the provision in the merger agreement. In addition, indicate that such amount represents $12.4 million based on a stock price of $26 for Mariner Energy.
Response:	In response to Comment 3, additional disclosure has been provided in the questions and answers section titled “What will happen to Mariner’s stock options and restricted stock in the merger?” on page 2 of the Registration Statement and in the sections titled “Treatment of Equity Awards” on pages 9 and 63 of the Registration Statement.
Summary, page 7
4.	Please disclose the amounts contained in the total column of the estimated value of accelerated equity awards and severance benefits found at page 60 of the prospectus.

Response:	In response to Comment 4, additional disclosure has been provided in the section titled “Interests of the Mariner Directors and Executive Officers in the Merger” on page 11 of the Registration Statement and in the “Estimated Value of Accelerated Equity Awards and Severance Benefits” table on page 67 of the Registration Statement.

Treatment of Equity Awards, page 9
5.	Please disclose why the boards determined to draft Section 1.7(c) of the merger agreement so that forty percent of the Performance-Based Restricted Stock awards will vest upon consummation of the merger given that such awards otherwise would not vest. In addition, include similar disclosure at page 56 under the section entitled “Treatment of Equity Awards.”
Response:	In response to Comment 5, additional disclosure has been provided in the sections titled “Treatment of Equity Awards” on pages 9 and 63 of the

Registration Statement and in the section titled “Background of the Merger” on pages 44 and 45 of the Registration Statement.
Background of the merger, page 42
[5(a).] At the top of page 36, clarify what is meant by “the successful sale of a volumetric production payment.”
Response:	In response to Comment [5(a)], additional disclosure has been provided on page 39 of the Registration Statement.
[5(b).] Explain how the discussions between Mariner and Company A were initiated.
Response:	In response to Comment [5(b)], additional disclosure has been provided on page 39 of the Registration Statement.
6.	Clarify what steps, if any, Mariner took to seek out other alternatives from the time discussions began with Company A and continuing through its discussions with Apache and the finalization of the merger agreement on April 14, 2010. Also explain how it concluded, in the absence of any auction process, how other companies lacked the strategic fit that had attracted Apache to Mariner and thus were unlikely to offer a price higher than the price proposed by Apache.

In that regard, provide the basis for the board’s conclusion in the carryover paragraph at the top of page 39 that the “other companies lacked the strategic fit that had attracted Apache to Mariner.”
Response:	In response to Comment 6, additional disclosure has been provided on pages 39 and 42 of the Registration Statement.
7.	Please explain why Mariner’s board agreed to negotiate the transaction with Apache in such a short time frame and why it thought that the short time frame allowed it to maximize the sales price of the company.
Response:	In response to Comment 7, additional disclosure has been provided on page 44 of the Registration Statement.
8.	Please explain how the board determined to use a fixed exchange ratio and whether you discussed using a collar, and, if so, why such a mechanism was not used.
Response:	In response to Comment 8, additional disclosure has been provided on page 43 of the Registration Statement.
9.	We note your disclosure at page 36 that in public presentations to the investor community on March 2, March 23 and April 13, 2010 and made publicly available on your website, you reflected a potential trading range for Mariner common stock of approximately $43 to $60 per share based on a sum of the parts analysis. In both this section and the section entitled “Recommendation of the Mariner Board of Directors and Its Reasons for the Merger” please address the following:
•	Why the board decided to sell the company for $26 when it produced internal calculations that assigned the company a greater value. In this regard, we note your disclosure that one of the reasons for the merger was “Mariner board’s recognition that management’s ‘sum of the parts’ analysis was an illustration of the view that Mariner’s stock was undervalued by the market on a relative basis compared to certain other companies rather than a projection of actual trading values that management and the Mariner board believed would realistically be attained in a reasonable period of time.”
•	Explain whether you contemplated any alternative transactions to the merger to maximize the value to shareholders of the company’s assets such as remaining a standalone entity or spinning off certain properties so that the company would be valued more similarly to the value assigned in the “sum of parts analysis.”
•	Please disclose why you decided to engage in a business combination at this time given the recent Heidelberg and Lucius discoveries.
Response:	In response to Comment 9, additional disclosure has been provided the section titled “Background of the Merger” on pages 39, 42 and 44 of the Registration Statement and the section titled “Recommendation of the Mariner Board of Directors and Its Reasons for the Merger” on page 46 and 47 of the Registration Statement.
Recommendation of the Mariner Board of Directors and Its Reasons, page 42
10.	We note your disclosure that one of the reasons for the merger was “[t]he Mariner board’s knowledge of Apache’s business, operations, financial condition, earnings and prospects, taking into account the results of Mariner’s due diligence review of Apache.” However, your disclosure in the “Background of the Merger” section at page 40 indicates that the board only conducted due diligence on Apache for one day on April 13, 2010. In this regard, please explain how the board acquired its knowledge of Apache’s business.
Response:	In response to Comment 10, the Registration Statement has been revised on page 47 to remove the disclosure referred to in the Staff’s comment.
Opinion of Mariner’s Financial Advisor, page 44
11.	Please provide us with copies of the Board books.
Response:	In response to Comment 11, copies of the discussion materials reviewed and discussed with the Mariner Board of Directors are being supplementally provided to the Staff under separate cover by Credit Suisse’s counsel.

Net Asset Value (NAV) Analysis, page 48
12.	Please explain why you assigned discount rates of 9.0% to 11.0% in performing this analysis.
Response:	In response to Comment 12, additional disclosure has been provided on page 54 of the Registration Statement.
Annex B: Opinion of Mariner’s Financial Advisor
13.	Please provide the conformed signature of Credit Suisse Securities (USA) LLC.
Response:	In response to Comment 13, Annex B has been updated to include the conformed signature of Credit Suisse Securities (USA) LLC.
Form 10-K for the Fiscal Year Ended December 31, 2009
General
14.	We note your disclosure in your 10-Q for the quarter ended March 31, 2010 that “[w]e expect Gulf of Mexico deepwater and shelf properties to contribute approximately 26 percent of our worldwide production following the completion of the [Devon] property acquisition and the Merger.” In light of recent events in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that one of the rigs operating on your property is involved in an explosion or similar event. Please address the following:
•	Provide further explanation of the your disclosure that the Oil Insurance Limited co-op insures specific property, pollution liability and other catastrophic risks of the company;

•	Disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether the rig operator would be obligated to indemnify you against any such claims;

•	Disclose the applicable policy limits related to your insurance coverage;

•	Provide further explanation of the statement that “[w]e maintain insurance coverage, which we believe is customary in the industry, although we are not fully insured against all environmental risks;”

•	Provide further detail on the risks for which you are insured for your offshore operations; and

•	Clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects.

Response:	In response to Comment 14, and in light of recent events in the Gulf of Mexico, we will remove the statement that “[w]e maintain insurance coverage, which we believe is customary in the industry, although we are not fully insured against all environmental risks” from future filings, and we have inserted a section titled “Additional Information About Apache” on page 33 of the Registration Statement and intend to provide the following expanded disclosure (updated as appropriate) in our Forms 10-Q for the second and third quarters of 2010 and our future filings on Form 10-K:

Insurance

We maintain insurance coverage that includes coverage for physical damage to our oil and gas properties, third party liability, workers’ compensation and employers’ liability, general liability, sudden pollution and other coverage. Our insurance coverage includes deductibles which must be met prior to recovery. Additionally, our insurance is subject to exclusions and limitations and there is no assurance that such coverage will adequately protect us against liability from all potential consequences and damages.
In general, our current insurance policies covering physical damage to our oil and gas assets provide $250 million per occurrence with an additional $250 million per year. Coverage for damage to our U.S. Gulf of Mexico assets specifically resulting from a named windstorm, however, is subject to a maximum of $250 million per named windstorm, includes a self-insured retention of 40 percent of the losses above a $100 million deductible, and is limited to no more than two storms per year. In addition, our policies covering physical damage to our North Sea oil and gas assets provide $250 million per occurrence with an additional $750 million per year.
Our various insurance policies also provide coverage for, among other things, liability related to negative environmental impacts of a sudden pollution event in the amount of $750 million per occurrence, charterer’s legal liability, in the amount of $1 billion per occurrence, aircraft liability in the amount of $750 million per occurrence, and general liability, employer’s liability and auto liability in the amount of $500 million per occurrence. Our service agreements, including drilling contracts, generally indemnify Apache for injuries and death of the service provider’s employees as well as contractors and subcontractors hired by the service provider.
Our insurance policies generally renew in January and June of each year, with the next renewals scheduled for 2011. In light of the recent catastrophic accident in the Gulf of Mexico, we may not be able to secure similar coverage for the same costs. Future insurance coverage for our industry could increase in cost and may include higher deductibles or retentions. In addition, some forms of insurance may become unavailable in the future or unavailable on terms that we believe are economically acceptable.

15.	In this regard, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event that any of an oil spill or leak from of your offshore operations.
Response:	In response to Comment 15, we have inserted a section titled “Additional Information About Apache” on page 33 of the Registration Statement and intend to provide the following expanded disclosure (updated as appropriate) in our Forms 10-Q for the second and third and quarters of 2010 and our future filings on Form 10-K:

Remediation Plans and Procedures

Apache has in place for our Gulf of Mexico operations a Region Spill Response Plan, which details procedures for rapid and effective response to spill events that may occur as a result of Apache’s operations. This plan is reviewed annually and updated as necessary. Drills are conducted periodically to maintain effectiveness of the plan. These drills include participation of spill response contractors, representatives of the Clean Gulf Associates (CGA, described below), and representatives of governmental agencies. This plan is also reviewed and approved by the Bureau of Ocean Energy Management, Regulatory and Enforcement (formerly, the Minerals Management Service).

As part of our Region Spill Response Plan, Apache is a member and has an employee representative on the executive committee of CGA, a not-for-profit association of producing and pipeline companies operating in the Gulf of Mexico. CGA was created to provide a means of effectively staging response equipment and providing immediate spill response for its member companies operating in the Gulf of Mexico. To this end, CGA has bareboat chartered its marine equipment to the Marine Spill Response Corporation (MSRC), a national, private, not-for-profit marine spill response organization, which is funded by grants from the Marine Preservation Association. MSRC maintains CGA’s equipment (including skimmers, fast response vessels, fast response containment-skimming units, a large skimming containment barge (“Hoss Barge”), numerous containment systems, wildlife cleaning and rehabilitation facilities and dispersant inventory) at various staging points around the Gulf of Mexico in its ready state, and in the event of a spill, MSRC stands ready to mobilize all of this equipment to CGA members. MSRC also handles the maintenance and mobilization of CGA non-marine equipment. MSRC has contracts in place with many environmental contractors around the country, in addition to hundreds of other companies which provide support services during spill response. In the event of a spill, MSRC will activate these contracts as necessary to provide additional resources or support services requested by its customer. In addition, CGA maintains a contract with Airborne Support Inc. (ASI), which provides aircrafts and dispersant capabilities for CGA member companies.

In addition to our membership in CGA, and in light of the current events in the Gulf of Mexico, we are participating in a number of industry-wide task forces, which are studying ways to better access and control blowouts in subsea environments. Two such task forces are the Subsea Well Control and Containment Task Force and the Offshore Operating Procedures Task Force.
Business and Properties, page 4
16.	Please include all of the information required by Item 101(c) of Regulation S-K. Specifically, include information about the competitive conditions in your industry and any material effects that compliance with Federal, State and local provisions which have been enacted or adopted regulating the discharge of materials into the environment may have on your capital expenditures, earnings and competitive position. In this regard, we note disclosure about the competitive conditions in your industry and environmental regulations in your risk factor section.
Response:	In response to Comment 16, we have inserted a section titled “Additional Information About Apache” on page 33 of the Registration Statement and intend to provide the following expanded disclosure (updated as appropriate) in our Forms 10-Q for the second and third and quarters of 2010 and our future filings on Form 10-K:

Competitive Conditions

The oil and gas business is highly competitive in the exploration for and acquisitions of reserves, the acquisition of oil and gas leases, equipment and personnel required to find and produce reserves and in the gathering and marketing of oil, gas and natural gas liquids. Our competitors include national oil companies, major integrated oil and gas companies, other independent oil and gas companies and participants in other industries supplying energy and fuel to industrial, commercial and individual consumers.

Certain of our competitors may possess financial or other resources substantially larger than we possess or have established strategic long-term positions and maintain strong governmental relationships in countries in which we may seek new entry. As a consequence, we may be at a competitive disadvantage in bidding for leases or drilling rights.

However, we believe our diversified portfolio of core assets, which is comprised of large acreage positions and well established production bases across six countries, and our balanced production mix between oil and gas give us a strong competitive position relative to many of our competitors who do not possess similar political, geographic and production diversity. Our global position provides a large inventory of geologic and geographic opportunities in the six countries in which we have producing operations to which we can reallocate capital investments in response to changes in local business environments and markets. It also reduces the risk that we will be materially impacted by an event in a specific area or country.

While the merger, if consummated, will increase our holdings in the U.S., we believe that following the merger Apache will maintain asset diversity, as production from our international locations is projected to increase for the next several years as longer-term projects to develop significant discoveries are completed.

Environmental Compliance

As an owner or lessee and operator of oil and gas properties, we are subject to numerous federal, provincial, state, local and foreign country laws and regulations relating to discharge of materials into, and protection of, the environment. These laws and regulations may, among other things, impose liability on the lessee under an oil and gas lease for the cost of pollution clean-up resulting from operations, subject the lessee to liability for pollution damages and require suspension or cessation of operations in affected areas. Although environmental requirements have a substantial impact upon the energy industry, as a whole, we do not believe that these requirements affect us differently, to any material degree, than other companies in our industry.

We have made and will continue to make expenditures in our efforts to comply with these requirements, which we believe are necessary business costs in the oil and gas industry. We have established policies for continuing compliance with environmental laws and regulations, including regulations applicable to our operations in all countries in which we do business. We have established operating procedures and training programs designed to limit the environmental impact of our field facilities and identify and comply with changes in existing laws and regulations. The costs incurred under these policies and procedures are inextricably connected to normal operating expenses such that we are unable to separate expenses related to environmental matters; however, we do not believe expenses related to training and compliance with regulations and laws that have been adopted or enacted to regulate the discharge of materials into the environment will have a material impact on our capital expenditures, earnings or competitive position.

Changes to existing, or additions of, laws, regulations, enforcement policies or requirements in one or more of the countries or regions in which we operate could require us to make additional capital expenditures. While the recent events in the U.S. Gulf of Mexico have resulted in the enactment of, and may result in the enactment of additional, laws or requirements regulating the discharge of materials into the environment, we do not believe that any such regulations or laws enacted or adopted as of this date will have a material adverse impact on Apache’s, Mariner’s, or the combined company’s cost of operations, earnings or competitive position.
17.	We are still considering the disclosure of your reserves and the related disclosures required by Item 1201 through 1208 of Regulation S-K and may have additional comments upon completion of that review.
Response:	We acknowledge Comment 17.
Definitive Proxy Statement on Schedule 14A filed March 31, 2010
18.	Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.
Response:	In response to Comment 18, we confirm that we will comply with the following comments in all future filings. An example of the disclosure that we intend to use in future filings is provided in response to Comment 19 below.
Consultants, page 30
19.	We note that the MD&C Committee used the services of two independent compensation consulting firms in 2009. Please describe the nature and scope of the consultants’ assignment, and the material elements of the instructions or directions given to them with respect to the performance of their duties under the engagement.
Response:	Prior to 2009, Apache’s MD&C Committee had engaged Longnecker & Associates as its sole independent compensation consultant. Beginning in 2010, the MD&C Committee intends that Pearl Meyer & Partners will act as its sole independent compensation consultant. In 2009, in an effort to ease the transition between Longnecker and Pearl Meyer, the MD&C Committee engaged both Longnecker and Pearl Meyer to act as its outside independent compensation consultants.

During 2009, both Longnecker and Pearl Meyer worked directly and exclusively with the MD&C Committee, and at the MD&C Committee’s direction, they also worked with management to review or prepare materials for the MD&C Committee’s consideration. Upon their engagement, the MD&C Committee asked each of the compensation consultants for advice related to executive compensation, including salary, annual incentives, nature and amount of long-term incentives, peer group size, constituents and market data (including benchmarking surveys, trends and best practices). Additionally, each of the compensation consultants advised the MD&C Committee on aligning executive compensation programs with the interest of stockholders and attended and participated in MD&C Committee meetings.

Specifically, during 2009, at the direction of the MD&C Committee, both Longnecker and Pearl Meyer:
•	reviewed total direct compensation (base salary, annual incentives, and long-term incentives) for the named executive officers and conducted an executive ranking process;

•	reviewed Apache’s existing equity program, reported on market-based long-term incentive norms and trends, completed a peer group analysis for the total shareholder return plan and assisted with long-term incentive plan design features including the performance metrics utilized;

•	conducted a review of compensation for non-employee directors; and

•	conducted a retirement and benefits review.
In addition to the foregoing, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Andrews Kurth LLP, John Clutterbuck at (713) 220-4730 or Jon Daly at (713) 220-3843.

Very truly yours, APACHE CORPORATION
By:	/s/ Rebecca A. Hoyt
Rebecca A. Hoyt
Vice President and Controller

cc:	John Clutterbuck (By Email)
Jon Daly (By Email)
Andrews Kurth LLP
600 Travis, Suite 4200
Houston, TX 77002
JohnClutterbuck@andrewskurth.com
JonDaly@andrewskurth.com

Teresa G. Bushman (By Email)
Mariner Energy, Inc.
One BriarLake Plaza, Suite 2000
2000 West Sam Houston Parkway South
Houston, Texas 77042
TBushman@mariner-energy.com

Kelly B. Rose (By Email)
M. Breen Haire (By Email)
Baker Botts L.L.P.
One Shall Plaza
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kelly.rose@bakerbotts.com
breen.haire@bakerbotts.com